RED MOUNTAIN RESOURCES, INC.
2515 McKinney Avenue, Suite 900
Dallas, Texas 75201

       November 7, 2011

VIA EDGAR

Mr. H. Roger Schwall
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:	Red Mountain Resources, Inc. (the "Company")
Form 8-K
Filed June 28, 2011
File No. 000-54444

Dear Mr. Schwall:

The Company hereby advises the Staff that it anticipates responding to the Staff’s comments relating to the above-referenced Current Report on Form 8-K by November 18, 2011.

Very truly yours, RED MOUNTAIN RESOURCES, INC. By: /s/ Alan W. Barksdale Name: Alan W. Barksdale Title: Chief Executive Officer